October 2011 Pricing Sheet dated October 25, 2011 relating to Preliminary Pricing Supplement No. 1,011 dated September 28, 2011 to Registration Statement No. 333-156423 Filed pursuant to Rule 433
S T R U C T U R E D   I N V E S T M E N T S
Opportunities in Equities
Participation Securities Linked to Global Equities due October 27, 2014
Based on a Performance Allocation Basket Composed of the SPDR® S&P 500® ETF Trust, the iShares® MSCI Emerging Markets Index Fund and the iShares® MSCI EAFE Index Fund
PRICING TERMS – OCTOBER 25, 2011
Issuer:	Morgan Stanley
Issue price:	$10 per note
Stated principal amount:	$10 per note
Aggregate principal amount:	$2,200,000
Pricing date:	October 25, 2011
Original issue date:	October 28, 2011 (3 business days after the pricing date)
Maturity date:	October 27, 2014
Interest:	None
Basket:	Basket components	Bloomberg ticker*	Initial price
	SPDR® S&P 500® ETF Trust (the “SPY shares”)	SPY	$123.08
	iShares® MSCI Emerging Markets Index Fund (the “EEM shares”)	EEM	$39.58
	iShares® MSCI EAFE Index Fund (the “EFA shares”)	EFA	$51.95

*Bloomberg ticker symbols are being provided for reference purposes only.  With respect to each basket component, the initial price has been, and the final price will be, determined as set forth under “Description of Securities—Initial Value” and “—Final Value” in the accompanying preliminary pricing supplement.

Payment at maturity:	The payment at maturity per note will equal: $10 + ($10 × the basket performance)
Basket performance:
The sum of the performance values for each of the basket components.  The performance value for each basket component will be (i) the final price for such basket component less its initial price, divided by such initial price times (ii) the applicable weighting.

Weightings:
The weighting for each basket component is not set at the beginning of the term of the securities and will instead be set on the determination date based on the relative performance of the basket components against each other as follows: The basket component with the best performance will be assigned a weighting of 60%, the basket component with the second-best performance will be assigned a weighting of 40% and the basket component with the worst performance will be assigned a weighting of 0%.

Initial price:	The initial price for each basket component will equal the closing price of one share of such basket component on the pricing date. See “Basket––Initial price” above.
Final price:
The final price for each basket component will equal the closing price of one share of such basket component on the determination date, times the relevant adjustment factor. The adjustment factor for each basket component is 1.0, subject to change upon certain events affecting the basket component.

Determination date:	October 22, 2014, subject to adjustment for non-trading days and certain market disruption events
CUSIP/ISIN:	61760P783/US61760P7832
Listing:	The securities will not be listed on any securities exchange.
Agent:	Morgan Stanley & Co. LLC (“MS & Co.”)
Commissions and Issue Price:	Price to Public(1)	Agent’s Commissions(1)(2)	Proceeds to Issuer
Per note	$10	$0.30	$9.70
Total	$2,200,000	$66,000	$2,134,000

(1)
The actual price to public and agent’s commissions for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of securities purchased by that investor.  The lowest price payable by an investor is $9.90 per security.  Please see “Syndicate Information” on page 7 for further details.

(2)
Selected dealers, including Morgan Stanley Smith Barney LLC (an affiliate of the Agent), and their financial advisors will collectively receive from the Agent, MS & Co., a fixed sales commission of $0.30 for each note they sell.  For more information, see “Description of Securities—Supplemental Information Concerning Plan of Distribution; Conflicts of Interest” in the accompanying preliminary pricing supplement and “Plan of Distribution” in the accompanying prospectus supplement.

You should read this document together with the preliminary pricing supplement describing the offering and the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Pricing Supplement No. 1,011 dated September 28, 2011
Prospectus Supplement dated December 23, 2008
Prospectus dated December 23, 2008

The securities are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and the offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.